Erin M. Lett To Call Writer Directly: +1 202 389 3353 erin.lett@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

October 28, 2022

By EDGAR United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Ryan Sutcliffe and Megan Miller

Re:	Eagle Point Income Company Inc. Registration Statement on Form N-2, File Nos. 333-266905 and 811-23384

Dear Ladies and Gentlemen:

On behalf of Eagle Point Income Company Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2, File Nos. 333-266905 and 811-23384 (the “Registration Statement”), on October 20, 2022 and October 21, 2022 in telephone calls between Ryan Sutcliffe of the Staff and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Company, and between Megan Miller of the Staff and Erin M. Lett. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the applicable response. Capitalized terms used in this letter, but not defined herein, shall have the meanings set forth in the Registration Statement.

1.                  We note your statement in the letter dated October 4, 2022 (the “Prior Letter”) that the Company will only direct purchases of its common stock when the Company is not in possession of material non-public information. Is the Company not regularly in possession of material non-public information? Please explain what is meant by this provision of the Purchase Agreement and how the Company monitors for possession of material non-public information.

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United States Securities and Exchange Commission
October 28, 2022

Response:

The Company respectfully submits that there is a significant distinction between the Company having greater access to information than BRPC II (or any other purchaser of the Company’s securities) and the Company being in possession of material non-public information. In fact, the current federal securities laws and associated disclosure regimes are designed around the concepts of materiality and providing information that is important to reasonable investors, not providing investors with all information available to the issuer.

Material non-public information means information about the Company that is both “material” and “non-public.” Information generally is considered material if (i) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision about the Company, (ii) there is a substantial likelihood that the information would have been viewed by the reasonable investor as having significantly altered the total mix of information that is available about the Company or (iii) if it could reasonably be expected to have a substantial effect on the price of the Company’s common stock.1 Non-public information generally is defined as information which has not been made available to investors publicly.

The Company has implemented policies and procedures designed to ensure that it does not trade in its securities while in possession of material non-public information and that it complies with applicable federal securities laws regarding the disclosure of material information. These policies and procedures were drafted in consultation with outside counsel and are regularly reviewed by the Company’s Chief Compliance Officer in consultation with outside counsel to ensure that such policies and procedures are consistent with general industry practice as well as the latest pronouncements from the courts and the Commission. Under these policies and procedures, there is a flat restriction on engaging in transactions involving the Company’s securities while the Company in possession of material non-public information. In addition to this general restriction, the policies and procedures specifically impose on the Company mandatory blackout periods during which the Company is restricted from issuing securities while it is completing its monthly and quarterly valuation processes because of the likelihood that the Company may be in possession of material non-public information during such periods.

[1]	The courts (and the Commission) have historically declined to provide a bright-line test as to what constitutes “material” information. See, e.g., TSC Industries, Inc. v. Northway, Inc. 426 U.S. 438 (1976) (“materiality depends on the significance the reasonable investor would place on the withheld or misrepresented information.); Basic v. Levinson, 485 U.S. 224 (1988) (“an omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote… Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”).

United States Securities and Exchange Commission
October 28, 2022

2.                  We note your statement in the Prior Letter that the Adviser could contribute an amount necessary to ensure that the net proceeds to the Company represents a sales price at or above the Company’s then current net asset value per share. Would this potential Adviser contribution be reimbursable in the future or offset by any other expenses?

Response:

The Company confirms that any such Adviser contribution would not be reimbursable in the future or offset by any other expenses.

3.                  Please analyze and explain how such a true-up contribution by the Adviser would be permissible under the 1940 Act.

Response:

The Commission and its Staff have stated that “Section 17(d) and Rule 17d-1, taken together, are designed to prevent, among other things, affiliated persons of [funds] from taking undue advantage of a [fund] in transactions in which such persons and the [fund] participate in a joint undertaking.”2 The principal concern that Congress and the Commission and its Staff were trying to address through the restrictions on transactions with affiliated persons is one of “overreach” on the part of an affiliated person, such as an investment adviser.

Although written and interpreted broadly, Section 17(d) and Rule 17d-1 do not prohibit every transaction in which a closed-end fund transacts jointly with an affiliate. Rather, a transaction subject to this prohibition requires “some element of combination or profit motive” and an “intentional act of agreement or at least a consensual pattern” (which can be inferred from the parties’ behavior).3 Accordingly, these two elements—combination or profit motive combined with an intentional act or a consensual pattern—form the core requirements to establish that a given transaction is a “joint transaction” subject to the general prohibition under Rule 17d-1.

[2]	See In the Matter of Imperial Financial Services, Inc., Rel. No. 34-7684 (Aug. 26, 2985); and Mutual Fund Directors Forum, SEC No-Action Letter (pub. Avail. May 9, 2022).

[3]	See SMC Capital, Inc., SEC No-Action Letter (pub. Avail. Sept. 5, 1985); Talley Industries (establishing the relevant standard by holding that a transaction must involve “some element of combination” – beyond mere parallel behavior – to create the requisite joint participation needed to implicate Section 17(d) and finding that a fund and its affiliate had acted in a way such that the fund “was no longer a completely free agent”); In re Steadman Security Corp., [1974-75 Transfer Binder] Fed. Sec. L. Rep. (CCH) 80,038 (Dec. 20, 1974) (rule 17d-1 “is concerned with joint enterprises or joint arrangements that are in the nature of a joint venture, i.e., that involve the element of seeking to realize a profit or gain through the investment vehicle”); and SEC v. Midwest Technical Dev. Corp. [1961-1964 Transfer Binder] Fed. Sec. L. Rep. (CCH) (1963) 91,252 (D. Mill. 1963); Bloom v. Bradford, 480 F. Supp. 139 (E.D.N.Y. 1979). See also Memorandum of the SEC, Amicus Curiae Br.; Bloom v. Bradford (Aug. 29, 1979).

United States Securities and Exchange Commission
October 28, 2022

The Company notes that there are several examples of investment advisers to closed-end funds and/or business development companies paying underwriting discounts and commissions in an underwritten transaction or making supplemental payments in amounts equal to the difference between the public offering price and the net proceeds to the issuer in connection with other offerings of securities to ensure that shares are sold at prices above then-current net asset value per share. Those mechanics are akin to the potential for a true-up contribution by the Adviser as part of the transactions contemplated by the Purchase Agreement.

The Company respectfully submits that the potential of the Adviser making a true-up contribution to the Company does not implicate concerns of overreach. Specifically, any true-up contribution lacks the combination or profit motive element required for there to be a joint transaction prohibited by Section 17. Rather, in any true-up contribution (and similar to other industry practices such as voluntary fee waivers or payment of fund expenses), the Adviser would be making an expenditure of its own funds to support the growth of the Company over the near-term, and any return on such expenditure through increased management fees payable to the Adviser at some future date is highly speculative and dependent on future performance of the Company.

4.                  We note your statements in the Prior Letter regarding Regulation M. Please confirm that any repurchase plan or ATM program will not conflict with any BRPC II related distribution for purposes of Regulation M.

Response:

The Company confirms that any repurchase plan or ATM program will not conflict with any BRPC II related distribution for purposes of Regulation M.

5.                  We note your statements in the Prior Letter in response to comments 4 and 5. Please explain what was discussed with the Board and how the Board determined that the upfront fee of $500,000 was reasonable. Please also provide an analysis as to why the upfront commitment fee should be appropriately classified as permissible offering expense and not an underwriting discount or commission.

Response:

On a regular basis, the Adviser discusses with the Board its capital raising plans and the materials benefits and costs/risks of such capital raising plans. At its regularly scheduled meeting on August 11, 2022, the Adviser discussed with the Board the transactions contemplated by the Purchase Agreement. As part of this discussion, the directors discussed with the Adviser the benefits and costs, including the relative all-in transaction costs for a variety of equity financing alternatives, including traditional follow-on offerings and ATM programs, during which discussion it was noted that the upfront fee, which equates to 2.5% of the total value of shares that may be sold under the Purchase Agreement, is consistent with the fee charged by BRPC II and its affiliates in other recent committed equity facility transactions. These benefits and costs were considered further in the context of the limitations placed upon the securities that can be issued by the Company pursuant to its shelf registration statement as a result of the “baby shelf” rules currently applicable to the Company. With respect to the various options available to the Company at the current time, it was noted that the overall cost of capital raised in transactions pursuant to the Purchase Agreement, assuming it was fully utilized, should be less than the costs of an underwritten equity offering (and would avoid the typical decline trading prices of common stock that generally accompanies underwritten equity offerings).

United States Securities and Exchange Commission
October 28, 2022

Management believes that the Board was provided with sufficient information to evaluate the material benefits and risks of entry into the Purchase Agreement. The Company respectfully submits that it would be inappropriate to quantify, rank or otherwise assign relative weights to the factors considered by the Board in determining to approve entry into the Purchase Agreement and payment of the upfront fee, particularly as individual Board members likely gave different weights to different factors.

The Company respectfully submits that an underwriting discount or commission represents the difference between the price at which an underwriter purchases securities from the issuer in a firm commitment public offering (or the price at which a sales agent sells securities to a third-party investor) and the public offering price. Underwriting discounts or commissions are paid in consideration for a broker-dealer engaging in selling efforts on behalf of an issuer in connection with an offering of securities.

No such similar mechanic exists under the Purchase Agreement. Rather, the upfront fee of $500,000 was a one-time expense that was required to be paid to BRPC II at the time of entry into the Purchase Agreement, similar to other costs that an issuer may be required to pay in connection with an offering of securities (e.g., advisory and structuring fees, fees for comfort letters, outside counsel and reimbursements of certain costs borne by counterparties). Similar to these other types of costs, this amount was non-refundable, regardless of whether the Company sells $0 of its common stock to BRPC II under the Purchase Agreement or the full $20.0 million of its common stock; the amount is not payable based on shares sold. Moreover, the upfront fee was negotiated as part of the overall mechanics of the transactions contemplated by the Purchase Agreement and paid in consideration for BRPC II’s willingness to set aside an appropriate amount of capital to be able to satisfy its potential obligations under the Purchase Agreement, not in consideration for BRPC II engaging in selling efforts on behalf of the Company (which efforts would be impermissible for BRPC II absent registration as a broker-dealer).

United States Securities and Exchange Commission
October 28, 2022

6.	The Company performs a NAV calculation quarterly, however, the purchase agreement allows purchases more frequently. Please explain how the Company will monitor NAV for purposes of the purchase agreement.

Response:

The Company advises the Staff that, in addition to its quarterly NAV calculation, the Company prepares monthly estimates of NAV (and files on Form 8-K such estimates). As discussed in the Prior Letter, prior to each direction to BRPC II to purchase shares of the Company’s common stock pursuant to the Purchase Agreement (each such purchase to take place at a price in excess of a floor established by the Company), the Company will determine that the sale of shares of the Company’s common stock would not be below the net asset value per share as determined within 48 hours, excluding Sundays and holiday, of such sale, and thus compliant with Section 23(b) of the 1940 Act. The Company notes that there is significant precedent in the market for closed-end funds, including interval funds and tender offer funds, and business development companies that offer their securities intra-period in a manner consistent with the requirements of Section 23(b) of the 1940 Act. The Company supplementally advises the Staff that, similar to those other issuers, the Company will adopt procedures to ensure that it does not issue shares of its common stock at prices below then-current net asset value.

7.	Please explain why offering costs will be charged to paid in capital in accordance with FASB ASC 946-20-25-5, as opposed to expensing over 12 months in accordance with FASB ASC 946-20-25-6, given the Company appears to be continuously offering its shares.

Response:

The Company respectfully submits that, as a listed closed-end fund, it is not continuously offered in contrast to many non-listed products, including tender offer funds and interval funds, where investors may subscribe for interests at then-current net asset value on a daily, weekly, biweekly or monthly basis. Although the Company is not an investment partnership, the Company believes TIS Section 6410.24 to be instructive on this point. TIS Section 6410.24 provides that an investment partnership is deemed to continually offer its interests if a new investor can enter into an agreement to purchase an interest in a partnership on any business day or on a series of specified business days over a continuous period of time. Prospective investors in the Company cannot enter into an agreement with the Company to purchase an interest on any business day or on a series of specified business days over a continuous period of time. Rather, offerings of the Company’s common stock are conducted by the Company from time to time in its sole discretion and not on each business day (or a series of specified business days).

United States Securities and Exchange Commission
October 28, 2022

The Company respectfully submits that, because it is not continuously offering shares of its common stock, it intends to account for its offering costs in a manner consistent with the requirements of Staff Accounting Bulletin No. 5 (“SAB 5”). Under SAB 5 and consistent with FASB ASC 946-20-25-5, offering “costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering” rather than treated as an expense and amortized over a 12-month period on a straight-line basis. The Company notes that this accounting treatment is consistent with the treatment of offerings costs associated with its ATM program, as disclosed on page 30 of the Company’s most recent Form N-CSR.

8.	Please explain how the annual fee will be accounted for using U.S. GAAP.

Response:

The Company respectfully submits that the annual fee represents a fee incurred by the Company in connection with the maintenance of the program and therefore intends to expense the annual fee as incurred. The Company supplementally notes that such treatment is consistent with its treatment of certain ongoing maintenance expenses under its ATM program.

9.	Please explain how the Company determined that the $500,000 is an offering cost as defined in the FASB ASC Master Glossary, as opposed to another fee such as “commitment fee”.

Response:

After further consideration, the Company has determined that the $500,000 upfront fee will be expensed as this fee is not specifically noted as a permissible expense that can be classified as an offering cost as defined in the FASB ASC Master Glossary. As a result, the Company’s net asset value will be decreased at the time this expense is recorded.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com) or William Tuttle by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com). Thank you for your cooperation and attention to this matter.

United States Securities and Exchange Commission
October 28, 2022

Sincerely,

/s/ Erin M. Lett
Erin M. Lett

cc:	Thomas P. Majewski, Eagle Point Income Company Inc.
Nauman Malik, Eagle Point Income Company Inc.
William J. Tuttle, Kirkland & Ellis LLP